As filed pursuant to Rule 424(b)(3) under the Securities Act of 1933 Registration No. 333-88778

PROSPECTUS SUPPLEMENT NO. 1
(TO JOINT PROXY STATEMENT/PROSPECTUS DATED SEPTEMBER 27, 2002)

JAKKS PACIFIC, INC.

     On September 27, 2002, JAKKS filed a joint proxy statement/prospectus with the Securities and Exchange Commission regarding the issuance of 821,074 shares of its common stock in connection with JAKKS’ acquisition of Toymax International, Inc. (“Toymax”) pursuant to an Agreement of Merger dated February 10, 2002 between JAKKS, Toymax and JAKKS’ wholly-owned merger subsidiary, JP/TII Acquisition Corp (the “Merger Subsidiary”).

     On September 30, 2002, we mailed such joint proxy statement/prospectus to you and to the other Toymax shareholders who are entitled to vote for or against the proposed merger. This Prospectus Supplement provides you with additional information in connection with the acquisition of Toymax by JAKKS.

Subsequent Event

     On October 1, 2002, Harry A. Young, Jr., filed a class action lawsuit in the Chancery Court of Delaware against Toymax, its directors, JAKKS and the Merger Subsidiary. Mr. Young claims that the merger consideration to be paid to Toymax’s public stockholders is unfair because at the time that JAKKS and Toymax agreed to extend the deadline to consummate the merger, Toymax’s stockholders should have received some additional monetary consideration for agreeing to the extension of the merger closing date or additional consideration for the alleged increased value of Toymax created by operational efficiencies made, and financial support given, by JAKKS in operating Toymax.

     Toymax and JAKKS believe that the consideration JAKKS is to pay to the Toymax public stockholders for their Toymax shares was fair, from a financial point of view, at the time of the extension of the closing date. In reaching such conclusion JAKKS and Toymax relied, among other things, on the fairness opinion dated July 9, 2002 that they obtained from their independent financial adviser stating that the merger consideration was fair, from a financial point of view, to Toymax’s stockholders.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement No. 1 dated as of October 3, 2002, and first mailed to Toymax stockholders on or about October 4, 2002.